FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MEXICO CITY, AUGUST 5, 2010. TELMEX INTERNACIONAL, S.A.B. DE C.V. ("TELINT" OR THE “COMPANY”) (BMV: TELINT; NYSE: TII; LATIBEX: XTII) ANNOUNCED THAT ITS GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING AND ITS GENERAL ORDINARY SHAREHOLDERS' MEETING WERE HELD YESTERDAY, AND APPROVED, AMONG OTHERS, THE FOLLOWING MATTERS:

EXTRAODINARY SHAREHOLDERS' MEETING: THE GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING:

  APPROVED THE CANCELLATION OF TELMEX INTERNACIONAL AMERICAN DEPOSITARY SHARES “ADSS” PROGRAMS ABROAD.

  APPROVED THE DEREGISTRATION OF THE ADSS IN THE NEW YORK STOCK EXCHANGE AND THE MERCADO DE VALORES LATINOAMERICANOS EN EUROS, IN MADRID, SPAIN. CONSEQUENTLY, THE COMPANY WILL REQUIRE THE TERMINATION OF ITS REPORTING OBLIGATIONS, BEFORE THE DIFFERENT SECURITIES AGENCIES ABROAD.

  AUTHORIZED MESSRS. OSCAR VON HAUSKE SOLÍS, GONZALO LIRA CORIA, GABRIEL JUÁREZ LOZANO AND EDUARDO ALVAREZ RAMÍREZ DE ARELLANO, AS ATTORNEYS-IN-FACT OF THE COMPANY, SO THEY MAY JOINTLY OR SEVERALLY, AND IN THE NAME AND ON BEHALF OF THE COMPANY, CARRY OUT ALL ACTIONS, REQUIREMENTS AND EXECUTE ALL DOCUMENTATION NECESSARY IN ORDER TO COMPLY WITH THE AFOREMENTIONED RESOLUTIONS AND, THEREFORE, THEY WILL BE EMPOWERED, WITHOUT LIMITATION, TO TERMINATE OR AMEND THE DEPOSIT AGREEMENTS, AMEND THE F-6 FORM, PROVIDE NOTICES TO BANK OF NEW YORK MELLON, TO THE NEW YORK STOCK EXCHANGE, TO LATIBEX, TO THE ADSS HOLDERS AND SHARES OF TELMEX INTERNACIONAL AND TO PUBLIC INVESTORS, AS WELL AS ANY OTHER ENTITY OR THIRD PARTY AS MAY DEEM APPROPRIATE, INCLUDING NATIONAL OR FOREIGN FINANCIAL AGENCIES OR FINANCIAL INSTITUTIONS AND TO CARRY OUT ANY OTHER ACTION NECESSARY IN CONNECTION WITH THE FOREGOING.

ORDINARY SHAREHOLDERS' MEETING: THE ORDINARY SHAREHOLDERS' MEETING:

  ACCEPTED THE RESIGNATIONS PREVIOUSLY TENDERED BY MR. MICHAEL W. BOWLING AND RAYFORD WILKINS JR., AS MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY. THE SHAREHOLDERS THANK TO SAID BOARD MEMBERS THEIR ACTIONS PERFORMED AND RELEASED THEM FROM ANY LIABILITY ARISING OUT IN THE EXERCISE OF THEIR POSITIONS.

2.       APPROVED THE APPOINTMENT OF MR. DANIEL HAJJ ABOUMRAD AS NON INDEPENDENT MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY.

  IN VIEW OF THE FOREGOING RESOLUTIONS ADOPTED, THE BOARD OF DIRECTORS OF THE COMPANY WILL BE COMPOSED AS FOLLOWS:

BOARD OF DIRECTORS

NON-INDEPENDENT DIRECTORS

CARLOS SLIM DOMIT.- CHAIRMAN

ARTURO ELÍAS AYUB

DANIEL HAJJ ABOUMRAD

OSCAR VON HAUSKE SOLÍS

INDEPENDENT DIRECTORS

LOUIS C. CAMILLERI

ANTONIO DEL VALLE RUIZ

LAURA DIEZ BARROSO AZCÁRRAGA DE LAVIADA

ROBERTO KRIETE ÁVILA

FERNANDO SOLANA MORALES

SERIES “L” INDEPENDENT DIRECTOR

FRANCISCO MEDINA CHÁVEZ

***********

TELINT IS A MEXICAN HOLDING COMPANY WITH SUBSIDIARIES LOCATED IN BRAZIL, COLOMBIA, ARGENTINA, CHILE, PERU AND ECUADOR. IT AIMS AT PROVIDING A WIDE VARIETY OF TELECOMMUNICATION SERVICES, INCLUDING VOICE, DATA, VIDEO TRANSMISSION, PAID CABLE AND SATELLITE TELEVISION, INTERNET ACCESS AND COMPLETE TELECOMMUNICATION SOLUTIONS AS WELL AS THE SERVICES RELATED TO THE YELLOW PAGE DIRECTORIES IN MEXICO, USA, ARGENTINA, COLOMBIA AND PERU. MORE INFORMATION ABOUT TELINT CAN BE ACCESSED ON THE INTERNET AT WWW.TELMEXINTERNACIONAL.COM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 05, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

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